UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

________________________

BITNILE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Common Stock

(Title of Class of Securities)

09175M101

(CUSIP Number of Class of Securities)

Henry Nisser

President & General Counsel

BitNile Holdings, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Kenneth A. Schlesinger, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

________________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

BitNile Holdings Contemplates Exchange Offer to Acquire Shares of Its Common Stock

LAS VEGAS--(BUSINESS WIRE) – November 28, 2022 -- BitNile Holdings, Inc. (NYSE American: NILE), a diversified holding company (“BitNile” or the “Company”), today announced that the Company is considering undertaking an exchange offer (the “Offer”) whereby it would offer debt in the form of notes in exchange for between $50 and $75 million of common stock. If the Company proceeds with the Offer, the Company presently intends to commence the Offer in early 2023 and its terms will be contained in an Offer to Exchange. If the Offer proceeds, the Company intends to apply to list the notes on the NYSE American Exchange. Until such time as the notes are listed on the NYSE American, trading in the notes will occur on the OTC.

The Offer will not be made to any person in any jurisdiction in which either the Offer, or solicitation or sale thereof, is unlawful. Any Offer will be made only by means of the Offer to Exchange. It is anticipated that the Offer will be made pursuant to the exemption from registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(9) thereof. Under that exemption, if Common Stock exchanged is freely tradeable, the notes received in exchange therefor will be freely tradeable. If the Common Stock is restricted, the notes will be restricted to the same degree.

The complete terms and conditions of the Offer will be set forth in the Offer to Exchange and related letter of transmittal that will be furnished to holders of Common Stock upon the commencement of the Offer and also filed with the Securities and Exchange Commission on Schedule TO. Prior to making any decision to exchange their shares of Common Stock, stockholders of the Company are strongly encouraged to read the Schedule TO and related exhibits because they will contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all stockholders of the Company who so request it.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to acquire the Common Stock or any other securities. Commencement of the proposed Offer is subject to, among other things, completion of all regulatory filings and certain regulatory approvals. Any solicitation of offers to exchange Common Stock for the notes will only be made pursuant to an Offer to Exchange and related materials to be sent by the Company to its stockholders on the commencement of the proposed exchange offer.

For more information on BitNile and its subsidiaries, BitNile recommends that stockholders, investors, and any other interested parties read BitNile’s public filings and press releases available under the Investor Relations section at www.BitNile.com or available at www.sec.gov.

About BitNile Holdings, Inc.

BitNile Holdings, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, BitNile owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including oil exploration, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. In addition, BitNile extends credit to select entrepreneurial businesses through a licensed lending subsidiary. BitNile’s headquarters are located at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141; www.BitNile.com.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “considering” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8- K. All filings are available at www.sec.gov and on the Company’s website at www.BitNile.com.

BitNile Holdings Investor Contact:

IR@BitNile.com or 1-888-753-2235

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